Direct Phone: 703.618.2503 jeffrey.li@fisherBroyles.com

July 31, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Myra Moosariparambil Shannon Buskirk Michael Purcell Liz Packebusch

Re:	Eastern International Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 12, 2024 CIK No. 0002013320

Ladies and Gentlemen:

On behalf of our client, Eastern International Ltd, a foreign private issuer organized under the laws of Cayman Islands (the “Company”, “We” or “Our”), we are submitting this letter and the following information in response to a letter, dated June 24, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted to the Commission on March 22, 2024, amended on June 12, 2024. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”).

To facilitate your review, we have separately delivered to you a courtesy copy of the Amended Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Enforceability of Civil Liabilities, page 51

1.	We note your response to prior comment 7, including added disclosure that, among your executive officers and directors, Albert Wong, Ching Hei Li, Chung Leung Cheung, Lin Tan, Chun Pong (Colman) Chiu and Shiu Wing Joseph Chow are residents of Hong Kong or China. Please revise to clarify which individuals are located in China, and which are located in Hong Kong. Please also include a separate sub-section addressing the enforceability of civil liabilities in Hong Kong and revise your related risk factor at page 28 accordingly.

Response: We have revised our disclosure on page 51 to state that Albert Wong, Ching Hei Li, Chung Leung Cheung, Chun Pong (Colman) Chiu and Shiu Wing Joseph Chow are residents of Hong Kong and Lin Tan is a resident of China. We have also included a separate sub-section on page 52 addressing the enforceability of civil liabilities in Hong Kong and revised our related risk factor at page 28 accordingly.

Compensation of Directors and Executive Officers, page 95

2.	We note your response to prior comment 12. Please clarify whether any compensation paid to your executive officer for his services was paid pursuant to a bonus or profit- sharing plan, or in the form of stock options. If so, please provide the disclosure required by Item 6.B.(1)(a) and (b) of Form 20-F.

Response: The compensation paid to our executive officer for his services was not paid pursuant to a bonus or profit- sharing plan, or in the form of stock options.

Principal Shareholders, page 99

3.	We note your response to prior comment 13 and reissue it. You indicate here that your principal shareholders are those who beneficially own more than 5% of your Ordinary Shares. Item 7.A.1 of Form 20-F requires information for shareholders who are beneficial owners of 5% or more of each class of the voting securities. Please revise your disclosure, including your tabular disclosure, to include each class of the voting securities, including your preferred shares.

Response: We have revised our disclosure on page 99 to include voting power column in our tabular disclosure, to include voting power of preferred shares.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Albert Wong, Chief Executive Officer of Eastern International Ltd.

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